Mail Stop 3561

							December 6, 2005


Darryn Barber
Chief Financial Officer
Century Pacific Financial Corporation
150 West Jefferson Blvd.
Los Angeles, CA  90007



RE:	Century Pacific Financial Corporation
	Item 4.01 Form 8-K filed December 6, 2005
            File No. 0-16075



Dear Mr. Barber:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise your disclosure with respect to disagreements to cover the subsequent interim period through the date of dismissal. We would expect you to be able to state that for the two most recent fiscal years and the subsequent interim period through November 30,
2005 there were no disagreements with Shelley International..., if true. Please revise or advise.



Darryn Barber
Century Pacific Financial Corporation
December 6, 2005
Page 2


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides the representations requested
above.  Please file the cover letter as correspondence on our
EDGAR
system.   The amendment should include an updated letter from your
former accountants stating whether or not they agree with the disclosures, as revised. Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to me at (202) 551-3841.

							Sincerely,



							Michael Moran
						            Branch Chief


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